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KA 3/5

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MAR 01 2013

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SEC FILE NUMBER
8- 67033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL & CAREDIT INTERNATIONAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14600 N.E. 5TH COURT
(No. and Street)

MIAMI (City) FL (State) 33161 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VERA REID 305-705-4250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATSON & COMPANY, P..A
(Name – *if individual, state last, first, middle name*)

20401 N.W. 2ND AVE, STE 300 (Address) MIAMI (City) FL (State) 33169 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/12/13

OATH OR AFFIRMATION

I, VERA REID, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL & CREDIT INTERNATIONAL, INC, as of DECEMBER, 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

2.28.13

NADINE WILSON-FORBES
Notary Public - State of Florida
My Comm. Expires Jan 29, 2017
Commission # EE 869606
Bonded Through National Notary Assn.

Notary Public

Signature

MANAGING DIRECTOR/CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL & CREDIT INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012 AND 2011

Watson & Company, P.A.

Certified Public Accountants

CAPITAL & CREDIT INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012 AND 2011

CAPITAL & CREDIT INTERNATIONAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

Report on the Financial Statements

We have audited the accompanying statements of financial conditions of Capital & Credit International, Inc. as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

Because of the implication for the matters discussed in notes 7 and 8 of the financial statements, doubts now surround the company's status and its ability to exist as a going concern.

Qualified Opinion

In our opinion, except for the effects of the matter described in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital & Credit International, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson + Company, P.A

February 27, 2013

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF FINANCIAL CONDITIONS
DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011
Cash and cash equivalents	$ 27,032	$ 12,503
Property and equipment net of accumulated depreciation	1,697	5,525
Prepaid expenses	9,214	9,177
Other assets	864	21,926
TOTAL ASSETS	$ 38,807	$ 49,131
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 5,157	$ 4,293
Stockholders' equity	33,650	44,838
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 38,807	$ 49,131

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

REVENUE	2012	2011
Interest	$ -	$ -
Referral fees	-	-
Commission income, net	-	-
Other income	-	-
Total Revenue	-	-
OPERATING EXPENSES		
Commissions and employee compensation	40,000	37,290
Referral expenses		-
Advertising, marketing and development	260	195
Communications	3,319	5,429
Interest expense	908	845
Licenses and taxes	4,322	4,142
Occupancy	6,000	13,636
Other administrative expenses	30,913	50,251
Professional fees	21,565	25,225
Total Operating Expenses	107,287	137,013
OPERATING LOSS	$ (107,287)	$ (137,013)

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Beginning Balance	$ 44,838	$ 96,377
Contribution by Stockholder	96,099	85,474
Operating loss	(107,287)	(137,013)
Ending Balance	$ 33,650	$ 44,838

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

OPERATING ACTIVITIES	**2012**	**2011**
Net Loss	$ (107,287)	$ (137,013)
Adjustments to reconcile net loss to net cash and cash equivalents used by operating activities:		
Depreciation	3,828	4,382
Changes in operating assets and liabilities:		
Prepaid expenses	(37)	13,782
Other assets	21,062	23,494
Accounts payable, accrued expenses, and other liabilities	864	(6,762)
Total adjustments	25,717	34,896
NET CASH AND CASH EQUIVALENTS USED BY OPERATING ACTIVITIES	(81,570)	(102,117)
INVESTING ACTIVITIES		
Acquisition of fixed assets	-	-
FINANCING ACTIVITIES		
Additional Paid-In-Capital	96,099	85,474
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	14,529	(16,643)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	12,503	29,146
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 27,032	$ 12,503

The accompanying notes are an integral part of the financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity

Capital & Credit International, Inc., was incorporated on January 14, 2005 as a Florida corporation. The Company filed for a name change on May 17, 2006 from Stainton Bradley International, Inc. to its current name.

The Company was registered as a broker dealer with approval to specialize in financial securities commencing January 5, 2006. Although not trading it maintains its registration with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA") see notes 2, 4, 5 and 6.

The Company is owned by Capital & Credit Holdings, Inc., also a Florida corporation.

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Revenue

The principal sources of revenue are derived from interest, fees and commissions earned from providing financial referral services.

Income Taxes

As a corporation not exempt from Federal Income Taxes, the company is subject to federal income taxes on non-patronage income or additions to unallocated capital reserves.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset. Depreciation expense for the years ended December 31, 2012 and December 31, 2011, equaled $3,828 and $4,382 respectively. Property and equipment at December 31, 2012 and 2011, consist of the following components:

	2012	2011
Office Equipment	$ 21,453	$ 21,453
Less: Accumulated Depreciation	(19,756)	(15,928)
	$ 1,697	$ 5,525

NOTE 2 - CLEARING DEPOSITS

In furtherance of its functions as a Broker Dealer, the company established a Clearing Agreement, as an introducing broker, with Pershing LLC and another with MF Global, Inc., to clear transactions and maintain the accounts of certain customers. Both agreements required a cash deposit which was redeemable only after the agreement terminates. Each agreement carried significant penalties for premature termination. However both relationships ceased by April 2010 without the penalty when the company transferred its Broker Dealer activities to another trader and redeemed its deposits.

NOTE 3 - LEASE

On January 1, 2009 the company assumed an operating lease arrangement for its office space which was originally contracted by its parent with Frost Real Estate Holdings, LLC.

The lease expired in January 2011 and was not renewed.

During 2012 the company occupied a section of a property controlled by a principal officer at a monthly cost of $500.00, resulting in total payments of $6,000.00

NOTE 4 – NET CAPITAL REQUIREMENTS

Because the company transferred its Broker Dealer activities and has not de-registered and surrendered its license, it is still subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. During 2010, the company advised FINRA of its intention to reduce the net capital requirement from $100,000 to $5,000 following its decision to cease proprietary trading activities. At December 31, 2012, the company's net capital was $21,875 which was $16,875 in excess of its required net capital of $5,000. The company's net capital ratio was 0.24-to- 1 or 24%.

NOTE 5 - RELATED PARTY TRANSACTIONS

Capital & Credit International, Inc. is solely owned by Capital & Credit Holding, Inc., a Florida Corporation, which is related to Capital & Credit Merchant Bank Ltd., a Jamaican Company. The holding company undertook to provide all the working capital requirements until the reporting company become self-sufficient. However, when the subsidiary transferred its operations to another trader in May 2010, that covenant ceased, but resumed in 2011 when self-sufficiency did not materialize.

In addition to the above in 2010, the company and its parent operated a cost sharing agreement involving certain administrative services.

NOTE 6 – TRANSITIONAL ARRANGEMENT

Capital & Credit International, Inc., in collaboration with its related company in Jamaica, negotiated to undertake a "strategic alliance" with a California Broker Dealer which would entail amalgamating both broker dealer activities, and ultimately this company would cease to exist. The company has since transferred its operations to the Broker Dealer and instead of cessation is considering other joint venture activities necessitating the retention of its license as a Broker Dealer.

NOTE 7 – FUTURE OF THE COMPANY

After several failed proposals, initiatives, a strategic alliance and cessation of proprietary trading activities, the company and its other associated members of a group of companies, are likely to be acquired by a financial entity. Full details of the acquisition have been disclosed to facilitate a determination on the future of this company.

NOTE 8 – GOING CONCERN

In addition to the information contained in the preceding paragraph, the company has experienced steady decline in fortune since inception, stockholders equity is now at a low level and with no income stream, both factors now give rise to doubts surrounding the company's ability to operate as a going concern.

****

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

SCHEDULE I

NET CAPITAL	
Total Stockholders' equity	$ 33,650
Total capital and allowable Stockholders' equity qualified for net capital	33,650
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation	1,697
Prepaid expenses	9,214
Other assets	864
Total deductions	11,775
Other: Haircuts	-
Total deductions and/or charges	11,775
NET CAPITAL	21,875
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 5,157
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$ 343
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital required (greater minimum)	$ 5,000
Excess capital	$ 16,875
Ratio: Aggregated indebtedness to net capital	0.24 to 1

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

Read independent auditors' report on financial statements.

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2012

SCHEDULE II

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

Read independent auditors' report on financial statements.

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Capital & Credit International, Inc. (the "Company") for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transaction are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material to relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives, if applicable.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watson + Company, P.A.

February 27, 2013